                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934

                               (Amendment No. 7)*

                      Dairy Mart Convenience Stores, Inc.
                               (Name of Issuer)

                Class B Common Stock, Par Value, $.01 Per Share
                        (Title or Class of Securities)

                                   233860105
                                (CUSIP Number)

                       DM Associates Limited Partnership
                             c/o Charles Nirenberg
                      Dairy Mart Convenience Stores, Inc.
                                One Vision Drive
                               Enfield, CT  06032

                                   Copies to:

                            Daniel L. Goldberg, Esq.
                             Bingham, Dana & Gould
                               150 Federal Street
                               Boston, MA  02110
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 29, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   CUSIP No. 233860105   13D
--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS

   DM ASSOCIATES LIMITED PARTNERSHIP

   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

   IRS Identification No. 06-1334995
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                         (a) [X]
                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   WC,00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(D) OR 2(E)
                                 [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Connecticut
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                   Sole Voting Power: Voting and dispositive power of the
                   Shares (as defined in this Schedule 13D) owned of record by
                   DM Associates Limited Partnership are held by its general
                   partners, New DM Management Associates I and New DM
NUMBER OF          Management Associates II.
SHARES        ------------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY
EACH               See question 7 above
REPORTING     ------------------------------------------------------------------
PERSON          9  SOLE DISPOSITIVE POWER
WITH
                   See question 7 above
              ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   See question 7 above
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0  (See Item 5)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)
                         [X]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   Not applicable
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   PN
--------------------------------------------------------------------------------

                              Page 2 of 14 Pages

   CUSIP No. 233860105   13D
--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS

   NEW DM MANAGEMENT ASSOCIATES I

   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

   I.R.S. Identification No.:  Applied For
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                         (a) [X]
                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   Not Applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(D) OR 2(E)
                                 [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Connecticut
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

NUMBER OF          0
SHARES        ------------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY
EACH               1,531,399
REPORTING     ------------------------------------------------------------------
PERSON          9  SOLE DISPOSITIVE POWER
WITH
                   0
              ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   1,531,399
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,531,399 (See Item 5)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)
                         [X]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   55.0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   PN
--------------------------------------------------------------------------------

                              Page 3 of 14 Pages

   CUSIP No. 233860105   13D
--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS

   CHARLES NIRENBERG

   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

   Social Security No. ###-##-####
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                         (a) [X]
                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(D) OR 2(E)
                                 [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                   500
 NUMBER OF    ------------------------------------------------------------------
  SHARES        8  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY          1,530,849
   EACH       ------------------------------------------------------------------
 REPORTING      9  SOLE DISPOSITIVE POWER
  PERSON
   WITH            1,531,349
              ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,531,349 (See Item 5)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)
                         [X]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   55.0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   IN
--------------------------------------------------------------------------------

                              Page 4 of 14 Pages

   CUSIP No. 233860105   13D
--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS

   MITCHELL J. KUPPERMAN

   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

   Social Security No. ###-##-####
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                         (a) [X]
                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(D) OR 2(E)
                                 [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                   18,354
 NUMBER OF    ------------------------------------------------------------------
  SHARES        8  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY          1,506,509
   EACH       ------------------------------------------------------------------
 REPORTING      9  SOLE DISPOSITIVE POWER
  PERSON
   WITH            18,354
              ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,524,863 (See Item 5)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)
                         [X]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   54.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   IN
--------------------------------------------------------------------------------

                              Page 5 of 14 Pages

      Reference is hereby made to the Statement on Schedule 13D, dated March 12, 1992, filed jointly by DM Associates Limited Partnership, DM Management Associates, and Frank Colaccino, as amended by (i) Amendment No. 1 thereto, dated August 29, 1994, filed jointly by DM Associates Limited Partnership, DM Management Associates and Frank Colaccino, (ii) Amendment No. 2 thereto, dated September 1, 1994, filed jointly by DM Associates Limited Partnership, DM Management Associates and Frank Colaccino, (iii) Amendment No. 3 thereto, dated September 8, 1994, filed jointly by DM Associates Limited Partnership, New DM Management Associates and Charles Nirenberg, (iv) Amendment No. 4 thereto, dated January 27, 1995, filed jointly by DM Associates Limited Partnership, New DM Management Associates I, New DM Management Associates II, Frank Colaccino, Charles Nirenberg, Robert B. Stein, Jr., Gregory G. Landry and Mitchell J. Kupperman, (v) Amendment No. 5 thereto, dated May 19, 1995, filed jointly by DM Associates Limited Partnership, New DM Management Associates I and Charles Nirenberg, and (vi) Amendment No. 6 thereto, dated August 8, 1995, filed jointly by DM Associates Limited Partnership, New DM Management Associates I, Charles Nirenberg and Mitchell J. Kupperman (said Statement on Schedule 13D, as so amended, being hereinafter referred to as the "Schedule 13D"). This Amendment No. 7 to Schedule 13D is being filed jointly by DM Associates Limited Partnership, New DM Management Associates I, Charles Nirenberg and Mitchell J. Kupperman for purposes of amending and supplementing certain information with respect to DM Associates Limited Partnership, New DM Management Associates I, New DM Management Associates II, Charles Nirenberg and Mitchell J. Kupperman provided in the Schedule 13D. Unless otherwise defined herein, capitalized terms used herein have the same meanings ascribed to them in the Schedule 13D.


Item 4.  Purpose of Transaction.

      Item 4 of Schedule 13D is hereby modified, amended and updated by the following disclosure:

          On August 8, 1995, Mr. Nirenberg, as the Managing Partner of DM Management I, a General Partner of DM Associates, and Mitchell J. Kupperman, a Partner of DM Management I, caused DM Management I to execute and deliver, for and on behalf of DM Associates, a written consent (the "August Consent") with respect to certain of the shares of Class B Common Stock of the Company owned by DM Associates, representing at least a majority of the issued and outstanding shares of Class B Common Stock of the Company, for purposes of electing to the Board, as Class B Directors,
     (i) the incumbent Class B directors other than John Everets, Jr. and Robert
     B. Stein, Jr. and (ii) Thomas O'Brien and M. Howard Jacobson as successors to Messrs. Everets and Stein. The August Consent was delivered to the Company on August 8, 1995 and provided, by its own terms, that the

                              Page 6 of 14 Pages
     changes in the composition of the Board described above were to become effective immediately upon delivery of the August Consent.

          Also on August 8, 1995, Messrs. Nirenberg and Kupperman filed a complaint with the Delaware Chancery Court against Robert B. Stein, Jr., John W. Everets, Jr., Gregory G. Landry, Frank W. Barrett, Theodore W. Leed (collectively, the "Director Defendants") and the Company, as a nominal defendant, seeking a declaration pursuant to Section 225 of the Delaware General Corporation Law that, as a result of the delivery of the August Consent, Messrs. Nirenberg, Kupperman, Landry, O'Brien and Jacobson were duly elected as the Class B directors of the Company. The complaint, in the alternative, requested relief pursuant to Section 211 of the Delaware General Corporation Law in the form of an order accelerating and fixing the date of the Company's 1995 Annual Meeting of Stockholders (the "Annual Meeting"), as well as fixing the record date in connection therewith.

          On August 14, 1995, the Delaware Chancery Court entered an Order for Preservation of Status Quo. The Order provided among other things that the individuals serving as Directors of Dairy Mart as of August 7, 1995 shall remain in control of the affairs of the Company until the litigation is finally resolved. The Order also provided that the Defendant Directors and the Company shall not take, or cause or permit the Company to take, specified actions without prior notice to, and approval of, the Court, including the issuance of voting securities or the funding of a trust, the creation of which was authorized by action taken by resolution of the Board of Directors of Dairy Mart on August 10, 1995.

          The parties stipulated, and the Court ordered, on September 5, 1995, that the Defendant Directors and the Company would not change, nor seek to change, the record date for the Annual Meeting, September 29, 1995 (the "Record Date"), or the date fixed for the Annual Meeting, October 31, 1995. The parties also agreed to stay the Section 211 claim.

          On September 13, 1995, a hearing was held in the Delaware Chancery Court on the claim of Messrs. Nirenberg and Kupperman that the August Consent was effective to elect Messrs. Nirenberg, Kupperman, Landry, O'Brien and Jacobson as the Class B directors of the Company. On that date, the Delaware Chancery Court ruled that the August Consent was ineffective to effect such election. The Court ruled that prior to the holding of the Annual Meeting, Messrs. Nirenberg and Kupperman could not elect Class B directors without removing from office incumbent Class B directors. The Court stated, in substance, that since the Company's Certificate of Incorporation requires a vote of 2/3 of the issued and outstanding Class B Common Stock of the Company for removal of Class B directors and the August Consent was not delivered on behalf of the holders of 2/3 of the issued and outstanding Class B Common Stock of the Company, the August Consent was not effective to elect Messrs. Nirenberg, Kupperman, Landry, O'Brien and Jacobson as Class B directors. Messrs. Nirenberg and Kupperman do not agree with the ruling of the Delaware Chancery Court. The order is not a final order of the Court because of the pendency of the
     Section 211 claim, and no appeal has been taken.

                              Page 7 of 14 Pages

          On September 16, 1995, the Delaware Chancery Court entered an Order which provided, among other things, that the Status Quo Order, referenced above, was vacated; that Plaintiffs' motion to lift the stay proceedings with respect to their Section 211 claim was denied, without prejudice; requiring that the Director Defendants and the Company notify the Plaintiffs and the Court two business days in advance of certain actions, including issuing voting securities or funding a trust, the creation of which was authorized by action of the Board of Directors adopted on August 10, 1995; and until September 29, 1995 or further order of the Court, binding the Company not to effect any transaction which would have the effect of changing the relative voting power of the Company's stockholders in a manner which would adversely affect Plaintiffs' relative voting powers.

          On September 29, 1995, Messrs. Nirenberg and Kupperman caused DM Management I to execute and deliver, for and on behalf of DM Associates, a second written consent (the "September Consent") with respect to certain of the shares of Class B Common Stock of the Company owned by DM Associates, representing at least a majority of the issued and outstanding shares of Class B Common Stock of the Company, for purposes of electing to the Board, as Class B directors, (i) the incumbent Class B directors other than John Everets, Jr., Robert Stein, Jr. and Gregory Landry and (ii) Thomas O'Brien,
     M. Howard Jacobson and Joseph Leonardo as successors to Messrs. Everets, Stein and Landry. If the September Consent is effective, the composition of the Board has been altered by the September Consent so as to consist of Messrs. Theodore Leed and Frank Barrett, as Class A directors, and Messrs. Jacobson, O'Brien, Leonardo, Kupperman and Nirenberg (the "Nirenberg Nominees"), as Class B directors.

          The rationale of the September 13, 1995 order of the Court, if applied to the September Consent, would mean that the September Consent was ineffective. The September Consent was delivered because the Director Defendants had argued, in response to the delivery of the August Consent, that all directors must be elected by holders of record on a common record date. Since September 29, 1995 is the record date both for elections to be held at the Annual Meeting on October 31, 1995 and for the election of the Class B directors by the September Consent, the delivery of the September Consent obviates one of the objections raised by the Director Defendants to the August Consent. The September Consent does not obviate other objections raised by the Director Defendants to the August Consent. Messrs. Nirenberg and Kupperman anticipate that the Director Defendants will not recognize the effectiveness of the September Consent unless required to do so. They further anticipate that the Delaware Chancery Court, if asked to rule, would conclude that the September Consent was ineffective to elect the Nirenberg Nominees as Class B directors for the same reason that it found the August Consent to be ineffective. Messrs. Nirenberg and Kupperman expect that to obtain a ruling that either the August Consent or the September Consent was effective, they will need to seek a ruling of the Delaware Superior Court.

                              Page 8 of 14 Pages

          Since there can be no assurance as to the outcome of an appeal to the Delaware Superior Court, Mr. Nirenberg intends to seek to elect the Nirenberg Nominees as Class B directors at the Annual Meeting. On September 30, 1995, Mr. Nirenberg submitted to Theodore Leed, as Chairman of the Nominations Committee, notice that he intends to nominate the Nirenberg Nominees for election as Class B directors at the Annual Meeting.

          Messrs. Nirenberg and Kupperman, in their capacity as partners of DM Management I, intend to cause DM Management I to direct the vote by DM Associates of at least 1,506,509 of the 1,858,743 shares held of record by DM Associates on the Record Date, for purposes of causing the election of the Nirenberg Nominees as the Class B directors of the Company at the Annual Meeting. Mr. Nirenberg believes that on the Record Date there were 2,783,060 shares of Class B Common Stock issued and outstanding. Thus, the 1,506,509 shares of Class B Common Stock which Messrs. Nirenberg and Kupperman intend to cause DM Associates to vote in favor of the election of the Nirenberg Nominees constitute approximately 54.13% of the total number of shares of Class B Common Stock entitled to vote at the Annual Meeting.

          Although Messrs. Nirenberg and Kupperman expect that they will be able to direct sufficient voting power on behalf of DM Associates to elect the Nirenberg Nominees at the Annual Meeting, Mr. Nirenberg

                              Page 9 of 14 Pages
     intends to solicit proxies from other Class B stockholders. Proxies solicited by Mr. Nirenberg will be voted in favor of the election of the Nirenberg Nominees.

          At such time as Messrs. Jacobson, O'Brien, Leonardo, Kupperman and Nirenberg become the Class B directors of the Company (whether because of the September Consent or upon their election at the Annual Meeting), Mr. Nirenberg intends to propose to the newly-elected Board of Directors of the Company (the "New Board") that he be appointed as Chief Executive Officer of the Company. Mr. Nirenberg believes it is likely that he would have sufficient support among the members of the New Board to become Chief Executive Officer of the Company.

          In the event that Mr. Nirenberg were to be appointed by the New Board as Chief Executive Officer of the Company, Mr. Nirenberg anticipates that he would make a complete evaluation of the Company's management team. Recommendations as to the retention or dismissal of any member of the Company's management team would be discussed by Mr. Nirenberg with the New Board and decisions as to the retention or dismissal of any such member would be made by the New Board on a case by case basis. Such decisions will be based on factors including, without limitation, merit and ability to work effectively as a team. Mr. Nirenberg anticipates that he would recommend to the New Board that Joseph Leonardo be appointed as President of the Company, and that, in such position, Mr. Leonardo would be in charge of the management of the day-to-day affairs of the Company.

                              Page 10 of 14 Pages

Item 5.  Interest in Securities of the Issuer.

     The disclosure provided in Item 5 of Schedule 13D concerning beneficial ownership of Shares by each Reporting Person and by DM Management II is hereby modified, amended and updated by the information set forth below.

     The following table sets forth certain information concerning beneficial ownership of Shares by each Reporting Person and by DM Management II:

                            SHARES
                         BENEFICIALLY  PERCENT OF
NAME OF PERSON              OWNED       CLASS (1)
--------------           ------------  -----------
DM Associates                     -0-    --
DM Management I             1,531,399   55.0% (2)
DM Management II              327,344   11.8% (3)
Charles Nirenberg           1,531,349   55.0% (4)
Mitchell J. Kupperman       1,524,863   54.8% (5)

-------------------

(1)  Based on 2,783,060 Shares issued and outstanding as of September 29, 1995.

(2) DM Management I, as managing general partner of DM Associates, has voting and dispositive power with respect to these Shares.

(3) DM Management II, as special general partner of DM Associates, has voting and dispositive power with respect to these Shares.

(4) Includes: (i) 500 Shares which Mr. Nirenberg beneficially owns individually and has sole voting and dispositive power, (ii) 1,530,849 Shares as to which Mr. Nirenberg shares voting power with Messrs. Stein, Landry and Kupperman, as general partners of DM Management I, and (iii) 1,530,849 Shares as to which Mr. Nirenberg has sole dispositive power as managing general partner of DM Management I. Mr. Nirenberg, as an officer, director and the sole shareholder of FCN, also has shared voting power as the pledgee under the Stock Pledge Agreement with respect to 1,220,000 of the 1,530,849 Shares listed in clause (ii) of this Note 4, and shares dispositive power as the pledgee under the Stock Pledge Agreement with respect to 1,220,000 of the 1,530,849 Shares listed in clause (iii) of this
     Note 4. Does not include 500 shares of Class A Common Stock beneficially owned by Mr. Nirenberg.

                              Page 11 of 14 Pages

(5) Includes: (i) 18,354 Shares which Mr. Kupperman beneficially owns individually and has sole voting and dispositive power and (ii) 1,506,509 Shares as to which Mr. Kupperman shares voting power with Messrs. Nirenberg, Stein and Landry, as general partners of DM Management I. Does not include 65,361 shares of Class A Common Stock beneficially owned by Mr. Kupperman, 60,000 of which are subject to currently exercisable options.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of Schedule 13D is hereby modified, amended and updated by the following disclosure:

          As described in Item 4 of Schedule 13D, as amended by this Amendment No. 7 thereto (all of the disclosure provided in such Item 4 being hereby expressly incorporated by reference), Charles Nirenberg and Mitchell J. Kupperman, in their capacities as partners of DM Management I, the managing general partner of DM Associates, have caused DM Management I to execute and deliver, for and on behalf of DM Associates, a written consent pursuant to which DM Associates would exercise its power to vote certain of the shares of Class B Common Stock of the Company owned by DM Associates, representing a majority of the issued and outstanding shares of Class B Common Stock of the Company, for purposes of effecting the changes in the composition of the Board described in more detail in such Item 4. In addition, also as described in such Item 4, Messrs. Nirenberg and Kupperman intend to cause DM Management I to direct the vote by DM Associates of at least 1,506,509 of the 1,858,743 shares held of record by DM Associates on the Record Date, for purposes of causing the election of Messrs. Jacobson, O'Brien, Leonardo, Kupperman and Nirenberg as the Class B directors of the Company at the Annual Meeting.

          Each Reporting Person acknowledges that such agreement by Messrs. Nirenberg and Kupperman to cause DM Associates to exercise its voting power, in the manner described in the paragraph above, for purposes of effecting such changes in the composition of the Board may cause such Reporting Person to be deemed to have become a member of a "group", within the meaning of Rule 13d-5(b)(1) of the Act, comprised of all of the Reporting Persons.


Item 7.   Material to be Filed as Exhibits.

                              Page 12 of 14 Pages

EXHIBIT A      Agreement relating to the joint filing of this Amendment No. 7 to
               Schedule 13D, as required by Rule 13d-1(f).

                              Page 13 of 14 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                         DM ASSOCIATES LIMITED PARTNERSHIP

                           By: New DM Management Associates I,
                                General Partner

                              By: /s/ Charles Nirenberg
                                  -----------------------
                                    Charles Nirenberg,
                                      Managing Partner

                         NEW DM MANAGEMENT ASSOCIATES I

                         By: /s/ Charles Nirenberg
                             ----------------------------
                             Charles Nirenberg,
                               Managing Partner


                         /s/ Charles Nirenberg
                         --------------------------------
                         Charles Nirenberg


                         /s/ Mitchell J. Kupperman
                         --------------------------------
                         Mitchell J. Kupperman


                              Page 14 of 14 Pages